Filed Pursuant to Rule 433

Registration No. 333-271922

May 15, 2024

Supplementing the Preliminary

Prospectus Supplement dated May 15, 2024

(To Prospectus dated May 15, 2023)

MPLX LP

Pricing Term Sheet

May 15, 2024

$1,650,000,000 5.500% Senior Notes due 2034

Issuer:	MPLX LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2/BBB/BBB

Net proceeds (after underwriting discounts but before expenses) to the Issuer:	$1,619,112,000

Trade Date:	May 15, 2024

Settlement Date**:	May 20, 2024 (T+3)

Principal Amount:	$1,650,000,000

Maturity Date:	June 1, 2034

Coupon:	5.500%

Price to Public:	98.778% of the principal amount plus accrued interest, if any, from May 20, 2024

Yield to Maturity:	5.661%

Spread to Benchmark Treasury:	+130 bps

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Price / Yield:	100-03+ / 4.361%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2024, to holders of record at the close of business on the preceding May 15 and November 15, respectively

Optional Redemption Provisions:

Make-Whole Call:	T+20 bps (at any time before March 1, 2034)

Par Call:	At any time on or after March 1, 2034

CUSIP / ISIN:	55336V BX7 / US55336VBX73

Joint Book-Running Managers:

Mizuho Securities USA LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Co-Managers:

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Comerica Securities, Inc.

BNY Mellon Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC, telephone: (toll-free) 866-271-7403; RBC Capital Markets, LLC telephone: 1-866-375-6829; or TD Securities (USA) LLC telephone: 855-495-9846.

**

It is expected that delivery of the notes will be made against payment therefor on or about May 20, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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